Public Ventures, LLC

14135 Midway Road, Suite G-150

Addison, Texas 75001

(T) 945-262-9010

January 6, 2026

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Buda Juice, LLC/Buda Juice, Inc.
Registration Statement on Form S-1
File No. 333-289874

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of Buda Juice, Inc. (the “Company”), the undersigned hereby joins the request of the Company that the effectiveness of said Registration Statement be accelerated to 4:30 p.m. Eastern time on Wednesday, January 7, 2026, or as soon thereafter as practicable.

Very truly yours,

PUBLIC VENTURES, LLC

By:	/S/ Gary Schuman
Name:	Gary Schuman
Title:	CFO & CCO